Exhibit 99.1

B.O.S Appoints New Board Chairman

RISHON LEZION, Israel, January 28, 2015 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC), announced today that its Board of Directors appointed Mr. Yossef Lahad as the Chairman of the Board of Directors, effective January 26, 2015.

Mr. Lahad joined BOS' Board of Directors on April 13, 2014. Mr. Lahad has served as a CEO or Chairman in eight companies, leading them from early stage to growth. He has extensive experience in restructuring processes and strategic alliances and conducted several M&A transactions in the United States, Israel, Australia and China.

Mr. Lahad serves as a Director of JPI Group China, a leading strategic planning firm, advising companies entering the Chinese market, and as an active chairman of several startup companies.

Since 2005, Mr. Lahad has been an adjunct professor at the Hertzliya Interdisciplinary Center and at Tel-Aviv University, lecturing on innovation and the strategy of emerging companies. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc in engineering from University of Texas (UTA) and an MBA from the Tel Aviv University.

Mr. Lahad noted: "I am honored to have been asked to assume this role with BOS. Over the last few years, the Company has significantly improved its financial position and it is now well positioned to explore growth opportunities. I am looking forward to leading the Company through its next steps."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and global provider of Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

CFO

+972-542525925

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.